26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

July 6, 2020

CONFIDENTIAL

Kathleen Krebs, Special Counsel

Jeff Kauten, Staff Attorney

Kathleen Collins, Accounting Branch Chief

Melissa Kindelan, Staff Accountant

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Chindata Group Holdings Limited (formerly known as BCPE Bridge Stack Limited)

Draft Registration Statement on Form F-1

Confidentially Submitted April 13, 2020

CIK No. 0001807192

Dear Ms. Krebs, Mr. Kauten, Ms. Collins, Ms. Kindelan:

On behalf of our client, Chindata Group Holdings Limited (formerly known as BCPE Bridge Stack Limited), a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 8, 2020 on the Company’s draft registration statement on Form F-1 confidentially submitted on April 13, 2020 relating to a proposed initial public offering in the American Depositary Shares, representing the Company’s ordinary shares (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. Simultaneously with the submission via EDGAR, the Company is delivering to the Staff via hand delivery five courtesy copies of this letter and the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two courtesy copies of the submitted exhibits.

PARTNERS:     Pierre-Luc Arsenault[3] | Lai Yi Chau | Damien Coles[6] | Justin M. Dolling[6] | David Patrick Eich[1,5,6] | Liu Gan[2] | Karen K.Y. Ho | Damian C. Jacobs[6] | Ka Man Lau | Guang Li3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan[3] | Amy Y.M. Ngan[9] | Nicholas A. Norris[6] | Derek K.W. Poon[3,6] | Paul S. Quinn | Richard C.C. Sharpe | Jesse D. Sheley# | Arthur K.H. Tso | Tarun R. Warriar[6] | Li Chien Wong | David Yun[6] | Jacqueline B.N. Zheng[3,6]

REGISTERED FOREIGN LAWYERS:     Michelle Cheh[8] | Daniel Dusek[3] | Jennifer Y.Y. Feng[6] | Han Gao[4] | James A. Hill[6] | David M. Irvine[6] | Benjamin W. James[4] | Cori A. Lable[2] | Wei Yang Lim[6] | Xiaoxi Lin[3] | Yazhe Liu[3] | Daniel A. Margulies[6] | Michael D. Rackham[6] | Tzi Yang Seow[7] | Mi Tang[3] | Wenchen Tang[3] | Liyong Xing[3] | David Zhang[3]

ADMITTED IN:     [1] State of Illinois (U.S.A.); [2] Commonwealth of Massachusetts (U.S.A.); [3] State of New York (U.S.A.); [4] State of Texas (U.S.A.); [5] State of Wisconsin (U.S.A.); [6] England and Wales; [7] Singapore; [8] Victoria (Australia); [9] New South Wales (Australia); # non-resident

Beijing Boston Chicago Dallas Houston London Los Angeles Munich New York Palo Alto Paris San Francisco Shanghai Washington, D.C.

Office of Technology Division of Corporation Finance Securities and Exchange Commission July 6, 2020 Page 2	CONFIDENTIAL

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. We have included page references to the Revised Draft Registration Statement where the language addressing a particular comment appears. Term used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Cover Page

1.	Please disclose the percentage of voting power that will be held by the Bain Capital Entities upon the completion of the offering.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page. The Company respectfully advises the Staff that the Company will fill in the percentage of voting power that will be held by the Bain Capital Entities upon the completion of the offering once the offering structure has been determined.

Prospectus Summary

Our Business, page 1

2.

You disclose that you are “the only hyperscale data center solution provider with presence in China, India and Southeast Asia.” Please disclose the basis for this statement. According to your disclosure on pages 125 and 126, you operate six hyperscale data centers in China, one hyperscale data center in Malaysia, and no hyperscale data centers in India.

In response to the Staff’s comment, the Company respectfully submits that in addition to the hyperscale data centers in operation in China and Malaysia, it is currently constructing one data center in India (which is expected to be completed in 2021) and five data centers in China. It has also conducted substantial business development, sales and marketing, and operation activities in India since 2019. Based on the facts provided above and according to Frost & Sullivan, the Company is the only hyperscale data center solution provider with presence across China, India and Southeast Asia. In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 91 and 126 of the Revised Draft Registration Statement.

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3.

Please disclose the relevance of comparing the delivery time of your data centers in China, the average annual PUE for your data centers in service, and construction cost per MW of data center capacity in service to global industry averages rather than the industry averages in your particular geographic markets.

In response to the Staff’s comment, the Company respectfully submits that the Company’s clients are typically multi-national corporations with global footprints and choose the Company as their partner in consideration of its expedient, energy-efficient and cost-effective data center solutions that meet or exceed world-class standards. As such, the Company believes that the global industry average data are relevant to the Company’s business and provide a basis for comparison. In addition, the global industry average data are derived from the report prepared by Uptime Institute, and are based on data from global first-in-class data center projects and on benchmark data from leading data center builders. Furthermore, the Company further submits it has been advised by Uptime Institute that its report could not include country-specific data due to terms in confidentiality agreements between Uptime Institute and companies that it has researched. In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 126 of the Revised Draft Registration Statement.

4.	Please disclose here the amount or percentage of revenue generated from each of ByteDance and Microsoft in fiscal 2019 as well as from your related party, Wangsu.

ASC 280-10-50-42 requires disclosure of the amount of revenues generated from each individual customer that exceeds 10% of the Company’s total revenues. In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 91 and 127 of the Revised Draft Registration Statement to disclose the percentage of revenues generated from ByteDance and Wangsu, the Company’s top two revenue contributors in 2019. The Company further confirms that neither Microsoft nor any other client accounted for 10% or more of the Company’s total revenues in 2019.

Corporate History and Structure, page 4

5.

Please tell us whether there any related party interests between your nominee shareholders, Messrs Chen Qian and Fei Xu, and either the company, its officers, directors or significant shareholders. If so, please revise accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 80 to disclose the relationship between Messrs Chen Qian and Fei Xu and Bain Capital Entities.

6.

Please revise your organization chart to reflect the corporate structure following the completion of the offering and include the anticipated percentage ownership of public shareholders and affiliates.

In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 80 of the Revised Draft Registration Statement to reflect the Company’s corporate structure following the completion of the offering. The Company respectfully advises the Staff that the Company will fill in the shareholding percentage numbers once the offering structure has been determined.

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Conventions Which Apply to This Prospectus, page 8

7.

Please provide us with copies of the reports you commissioned from Frost & Sullivan and Uptime Institute that you reference throughout the prospectus, cross-referencing each statement in your document with the corresponding supporting material.

The Company respectfully acknowledges the Staff’s comment. The Company is supplementally providing the Staff with a hard copy of the report marked to show the relevant sections the Company cites in its disclosure, together with a cover letter submitting that the hard copy of the report is being provided to the Staff pursuant to Rule 418 under the Securities Act and should be returned to the Company upon completion of the Staff’s review.

Risk Factors

Risks Relating to Our Business and Industry

We face risks associated with having a long selling and implementation cycle…, page 20

8.	Please disclose the typical length of your sales cycle.

In response to the Staff’s comment, the Company has revised the disclosure on page 20 of the Revised Draft Registration Statement.

Risks Relating to Doing Business in China, page 42

9.

We note your risk factor discussion of limitations on the ability of the PCAOB to conduct investigations of your auditor. Please include another risk factor that highlights recent developments (e.g. Article 177 of PRC Securities Law effective March 2020) possibly further limiting an overseas regulator from conducting investigations or from collecting evidence within the PRC.

In response to the Staff’s comment, the Company has revised the disclosure on pages 50, 51 and 55 of the Revised Draft Registration Statement.

We are an emerging growth company and may take advantage of certain reduced reporting requirements, page 64

10.

Please revise here to also state that as a result of your election to take advantage of the extended transition provisions for complying with new or revised accounting standards, your financial statements may not be comparable to companies that comply with public company effective dates.

In response to the Staff’s comment, the Company has revised the disclosure on page 65 of the Revised Draft Registration Statement.

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Use of Proceeds, page 68

11.

We note that you intend to use the proceeds from this offering to repay of a portion of your outstanding indebtedness. Please provide the disclosure required by Item 3.C.4 of Form 20-F. Also, confirm that you intend to reflect the repayment of debt in your Capitalization table and if so, revise to include a placeholder until such amounts are known.

The Company respectfully advises the Staff that it has not determined what debt will be repaid by the net proceeds to be received from the proposed public offering. The Company will promptly update the Staff and provide the disclosure required by Item 3.C.4 of Form 20-F when there is a definitive plan for repayment of any of its existing indebtedness.

In response to the Staff’s comments, the Company has also revised the disclosure on (i) page 69 of the Revised Draft Registration Statement to include a cross-reference to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations” for details of the Company’s outstanding indebtedness, and (ii) page 72 to indicate that the repayment of debt will be reflected in the Capitalization table when such amounts are known.

12.

Please provide an estimate of the dollar amount of proceeds that will be immediately available for investment in operations within the PRC for your intended purposes based upon applicable PRC government restrictions.

In response to the Staff’s comment, the Company has revised the disclosure on page 70 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that the Company will provide an estimate of the dollar amount of proceeds once the offering structure has been determined.

Selected Financial Data

Non-GAAP Financial Measures, page 85

13.

Please revise to clarify what is included in the “one-off and other non-operating expenses” adjustment and separately quantify any material items included in such amount. Also, tell us how you determined that these adjustments are appropriate under Item 10(e)(1)(ii)(B) of Regulation S-K. In this regard, to the extent such charges are reasonably likely to recur within two years or a similar charge occurred in the prior two years, please revise this line item to no longer refer to “one-off” expenses.

In response to the Staff’s comment, the Company has revised the disclosure on pages 14, 15, 86, 87, 104 and 105 of the Revised Draft Registration Statement.

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Management’s Discussion and Analysis of Financial Condition

Overview, page 88

14.

Please disclose the comparable capacity measures as of December 31, 2018 to add context to the amounts as of December 31, 2019. Further, revise to discuss any other key performance indicators that management uses in managing the business, such as the number of customers. Refer to Section III.B of SEC Release 33-8350.

The Company respectfully advises the Staff that its revenues and results of operations are largely determined by its data center capacity in service and the degree to which such capacity is contractually committed. In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 91, 127 and 134 of the Revised Draft Registration Statement to disclose the comparable capacity measures as of December 31, 2018 to indicate the trend in these key performance indicators. Furthermore, the Company has also included the number of hyperscale data centers as of December 31, 2018 and 2019. The Company believes these metrics reflect the Company’s focus on hyperscale data center business and are used by the management in managing its business.

The Company respectfully advises the Staff that its management does not view the number of clients to be a key indicator of the Company’s business performance. As the capacity committed by each client can vary significantly, the number of clients does not provide a reliable key indicator of business, and may even potentially be misleading.

In addition, the Company operates hyperscale, wholesale and retail data centers in China, deriving the majority of revenues from its hyperscale data centers. As of December 31, 2019, the Company (i) operated six hyperscale data centers in China with capacity in service of 158 MW, and one hyperscale data center in Malaysia with capacity in service of 20 MW, (ii) operated two wholesale data centers with capacity in service of 15 MW, and (iii) provided data center colocation services at retail data centers with an aggregate of over 10 MW in China (which the Company currently discloses in the Draft Registration Statement).

The Company’s hyperscale, wholesale and retail data center business lines have very distinct client bases. In its hyperscale business, the Company has a small number of clients who are primarily leading technology and cloud companies, each with large-scale demand for its data center capacity. In its wholesale and retail businesses, especially in retail business, the Company has a relatively larger number of clients, but each such client has significantly less demand for its data center capacity. Accordingly, movement in the number of clients over time is primarily driven by changes in the number of retail and wholesale data center clients, which account for a small portion of the Company’s total revenues. In addition, retail and wholesale data center businesses are legacy businesses of the Company, and the Company does not expect to grow these businesses significantly in the future. As such, the Company’s management does not track the number of clients as a measure of the Company’s operating performance. In addition, as part of its growth strategy, the Company is focused on its hyperscale data center business by deepening relationships with existing clients, winning repeated business and providing more value-added services as well as developing new clients such as Asian and international cloud service providers and leading technology companies. In light of the foregoing, the management does not believe that disclosing trends in the number of its clients would provide a meaningful picture of the Company’s key trends in its business over time and in the future.

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Key Factors Affecting Our Results of Operations, page 89

15.

Please include a discussion regarding the amount of revenue generated from ByteDance and Wangsu, the nature of the contracts and the significance of those customers to your business. Refer to Section III.B of SEC Release 33-8350.

In response to the Staff’s comment, the Company has revised the disclosure on page 93 of the Revised Draft Registration Statement.

Liquidity and Capital Resources, page 101

16.	Please disclose the amount of cash and cash equivalents disaggregated by currency denomination as of the most recent balance sheet date.

In response to the Staff’s comment, the Company has revised the disclosure on pages 105 and 106 of the Revised Draft Registration Statement.

17.

Considering the significant amount of debt outstanding at December 31, 2019, please disclose the material terms of any financial covenants and clarify whether any existing covenants may limit your ability to undertake additional financing in the future. Refer to Section IV.C of SEC Release 33-8350.

In response to the Staff’s comment, the Company has revised the disclosure on pages 108 and 109 of the Revised Draft Registration Statement.

Business

Our Data Centers, page 125

18.	Please revise the graphic of your data center footprint on page 126 to identify the type of data center (e.g., hyperscale, wholesale) at each location.

In response to the Staff’s comment, the Company has revised the graphic on page 134 of the Revised Draft Registration Statement.

Our Clients and Client Ecosystem Development, page 131

19.

We note that you derive 68.2% and 11.1% of your revenues from your agreements with ByteDance and Wangsu, respectively. Please disclose the material terms of your agreements with these entities. File these agreements as exhibits to your registration statement, or tell us why you do not believe you are required to file them. Refer to Items 601(b)(10)(ii)(A) and (B) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages 139 and 140 of the Revised Draft Registration Statement. Furthermore, the Company respectfully advises the Staff that it has included the agreements with ByteDance and Wangsu as exhibits to the Revised Draft Registration Statement and will file the agreements in the subsequent submission.

Intellectual Property, page 132

20.	Please clarify in which jurisdictions you possess the intellectual property rights identified in this section.

In response to the Staff’s comment, the Company has revised the disclosure on page 141 of the Revised Draft Registration Statement.

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Description of American Depositary Shares

Jurisdiction and Arbitration, page 181

21.

You state that the deposit agreement includes an exclusive jurisdiction provision as well as the right of the depositary to refer any claims brought for arbitration. Please further disclose here and in your risk factors how the exclusive jurisdiction provision and the arbitration provision impacts ADS holders, whether these provisions apply to actions arising under the Securities Act or Exchange Act and address any question as to the enforceability of the arbitration provision. Moreover, please disclose in both your registration statement and the depositary agreement that despite agreeing to the arbitration provision, investors will not be deemed to have waived the company’s or the depositary’s compliance with the federal securities laws and the rules and regulations thereunder.

In response to the Staff’s comment, the Company has added (i) a risk factor on page 62 and disclosure on page 192 of the Revised Draft Registration Statement addressing the impact of the exclusive jurisdiction provision and the arbitration provision on ADS holders; and (ii) disclosure that despite agreeing to the arbitration provision, investors will not be deemed to have waived the company’s or the depositary’s compliance with the federal securities laws and the rules and regulations thereunder.

The Company further respectfully advises the Staff that the depositary bank has not been chosen yet. If the deposit agreement does not include an exclusive jurisdiction provision or arbitration provision, the Company will remove the foregoing risk factor on page 62 and the disclosure under “Jurisdiction and Arbitration” on page 192 of the Registration Statement accordingly.

The Staff’s comment on the depositary agreement is duly noted and the Company would include the required provision thereunder and file the depositary agreement in due course.

Underwriting, page 192

22.	Please disclose the exceptions to the lock-up agreements.

The Company respectfully advises the Staff that the lock-up agreements are still under discussion. The Company will add relevant disclosure once the arrangement is confirmed.

Notes to Consolidated Financial Statements

Note 2 Summary of Significant Accounting Policies

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Revenue Recognition, page F-23

23.

Please tell us the nature, terms and length of the contracts under which efforts or inputs are expended evenly throughout the performance period as compared to those contracts where efforts or inputs are not expended evenly. Tell us whether any of these arrangements include contractual minimums and if so, how those impact your revenue recognition policy. Also, revise your disclosures as necessary.

The Company respectfully advises the Staff that the wholesale and retail data center contracts are generally for a period ranging from 1 to 10 years, under which the Company’s efforts or inputs are expended evenly throughout the performance period.

The Company respectfully advises the Staff that its remaining hyperscale data center contracts are for a period of 10 years, under which the Company’s efforts or inputs are not expended evenly throughout the performance period. These contracts include a contractual minimum resulting in a portion of the consideration being fixed (“Fixed Consideration”). The Fixed Consideration is included in the transaction price for the entire 10 year contract period. The variable consideration for each month is allocated to the distinct colocation services for the particular month in accordance with ASC 606-10-32-40 because the variable consideration relates to the Company’s efforts to satisfy the colocation services for that month and reflects the value of the Company’s colocation services delivered to the customer. At contract inception, the Company does not expect its customers to receive and consume the benefits of its hyperscale data center promise equally throughout the contract period because at service commencement, the customers only dispatch a few servers. Thus, the server hosting is not at optimal capacity during the initial months and the benefits that the customer receives from the colocation services are much more limited. Furthermore, there is minimal expenses incurred by the Company during the first few months of the contract. The hyperscale colocation service only provides steady benefits after stable operating capacity is achieved. Hence, the Company’s efforts or inputs are not expended evenly throughout the performance period. Based on the above, the Company believes that the monthly utilization records, an output measure, most faithfully represents the hyperscale colocation service promise the Company is fulfilling. At the end of each month, the uncertainty related to the transaction price is resolved based on the utilization records because the variable consideration specifically relates to the transfer of the distinct services during that month.

In response to the Staff’s comment, the Company has revised the disclosure on pages 111 and F-24 of the Revised Draft Registration Statement.

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24.

You state that the timing of revenue recognition may differ from the timing of invoicing to customers. Please expand this disclosure to explain the typical billing and payment terms under your contracts and how the differences in timing of revenue recognition and invoicing your customers impacts any contract assets or contract liabilities recorded. Further, to the extent material, please disclose the amounts of contract assets and liabilities and the amount of revenue recognized in the reporting period that was included in the contract liability balance at the beginning of the period. Refer to ASC 606-10-50-8 and 50-9.

The Company respectfully advises the Staff that generally the timing of revenue recognition is the same as the timing of invoicing to customers. Further, there were nil contract assets and contract liabilities as of December 31, 2018 and 2019. In response to the Staff’s comment, the Company has revised the disclosure on page F-23 of the Revised Draft Registration Statement.

25.

Please disclose the aggregate amount of transaction price allocated to the performance obligations that are unsatisfied. Refer to ASC 606-10-50-13. If you are applying the optional exemptions in ASC 606-10-50-14 and 14A, revise to disclose the information required by ASC 606-50-10-15.

In response to the Staff’s comment, the Company has revised the disclosure on page F-24 of the Revised Draft Registration Statement.

Unaudited Pro Forma Shareholders’ Equity, page F-28

26.

Please provide us with a breakdown of the one-time share-based compensation expense and one-time consulting agreements’ termination expense that will be recognized upon effectiveness of this offering and describe further the terms of the consulting agreements that you intend to terminate. Tell us how you determined that inclusion of these pro forma adjustments on the face of the historical financial statements is appropriate. Also, tell us your consideration to include similar adjustments in your pro forma capitalization information.

The Company respectfully advises the Staff that the one-time share-based compensation expense for share-based awards that contain service vesting conditions, which are subject to accelerated vesting upon an initial public offering (“IPO”), and the one-time consulting agreements’ termination expense that will be recognized upon effectiveness of this offering amounted to RMB6,270,000 and RMB61,000,000, respectively. The Company entered into consulting agreements with certain affiliates of Bain Capital Entities, Abiding Joy HK Limited, Stackdata Joy HK Limited and Datalake HK Limited (collectively, the “Consultants”) pursuant to which the Consultants provide the Company management consulting services. The consulting agreements will be terminated upon the completion of the IPO, at which time the Company will pay the Consultants a lump sum amount of RMB61,000,000.

The Company further respectfully advises the Staff that it determined that the inclusion of these pro forma adjustments on the face of the consolidated balance sheet as of December 31, 2019 is appropriate because these pro forma adjustments are considered directly attributable to the completion of an IPO, and presented as a pro forma adjustment in accordance with Article 11 of Regulation S-X. In addition, in accordance with the SEC Financial Reporting Manual Section 3430, other changes in capitalization upon an IPO may require the presentation of pro forma data. Therefore, a pro forma shareholders’ equity was presented alongside the consolidated balance sheet as of December 31, 2019, giving effect to the change in capitalization. These pro forma adjustments are reflected as an increase to additional paid-in capital and/or accumulated deficit.

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The Company will also include these similar adjustments in the pro forma capitalization information. In response to the Staff’s comment, the Company has revised the disclosure on pages 72 and F-28 of the Revised Draft Registration Statement.

Note 11. Taxation, page F-35

27.

You state here that Chindata (Hebie) qualified as a High New Technology Enterprise (HNTE) and therefore, is entitled to a preferential tax rate from 2018 to 2020. However, on page 95 your indicate that both Chindata (Hebie) and Chindata (Beijing) qualify as HNTEs and the preferential tax rates are in effect through November 2021. Please explain these apparent inconsistencies and revise as necessary.

In response to the Staff’s comment, the Company has revised the disclosure on page 98 of the Revised Draft Registration Statement.

Note 12. Share-based Payments, page F-38

28.

Please revise to quantify the number of ISUs that will be subject to accelerated vesting upon completion of the IPO. Also, tell us how you determined that all share-based compensation expense should be reflected in general and administrative expense. We refer you to SAB Topic 14.F.

In response to the Staff’s comment, the Company has revised the disclosure on page F-38 of the Revised Draft Registration Statement.

The Company further respectfully advises the Staff that all the grantees are employees that are in management positions at the Company, and the Company presents cash compensation paid to the same employees in the general and administrative expense line in the consolidated statements of comprehensive (loss) income. Therefore, in accordance with SAB Topic 14.F, the Company has consistently reflected all share-based compensation expense in the general and administrative expense line in the consolidated statements of comprehensive (loss) income.

Note 16. Business Combination, page F-41

29.

Please revise to include the comparative pro forma revenue and earnings information for the year ended December 31, 2018 or further explain, and disclose, why it is impracticable to provide this information. In this regard, we note the historical ChinData financial statements are already included in the filing and the only adjustments you describe for the fiscal 2019 pro forma information are amortization of acquired intangible assets and income tax effects. Refer to ASC 805-10-50-2h and 250-10-45-9.

In response to the Staff’s comment, the Company has revised the disclosure on page F-42 of the Revised Draft Registration Statement.

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Note 20. Subsequent Events, page F-44

30.

Please tell us how you determined the fair value of the 17.6 million Class B options granted in January 2020. In this regard, provide the methodology and specific assumptions used, including the fair value of the common stock underlying such options. Also, revise to clarify the service period over which 60% of the awards are scheduled to vest and describe the performance targets that must be achieved for the remaining 40% to vest. Lastly, disclose what portion of the awards are subject to accelerated vesting upon completion of an IPO and the amount of compensation expense that will be recorded upon effectiveness of this offering.

The Company respectfully advises the Staff that the fair value of the 17.6 million Class B options granted in January 2020 was determined using the binomial option valuation model, with the assistance of an independent appraiser. The binomial model requires the input of a few key assumptions. For expected volatility, the Company made reference to historical volatility of several comparable companies. The exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. As the Company did not have sufficient information of past employee exercise history, it considered the statistics on exercise patterns of employees compiled by Huddart and Lang in Huddart, S., and M. Lang. 1996. “Employee Stock Option Exercises: An Empirical Analysis.” Journal of Accounting and Economics, vol. 21, no. 1 (February):5-43, which are widely adopted by valuers as authoritative guidance on expected exercise multiples. The risk-free rate for the period within the contractual life of the options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant. The fair value of the common stock underlying the options, was also determined with the assistance of an independent appraiser, using an income approach (discounted cash flow method).

The assumptions used to estimate the fair value of the 17.6 million Class B options granted in January 2020 are as follows:

Risk-free rate		1.90%
Expected volatility range		39.65% - 39.78%
Exercise multiple		2.8
Fair value per ordinary share as at valuation date	US$	2.32

The Company’s unaudited interim condensed consolidated financial statements for the six months ended June 30, 2020 is in progress. Therefore, the Company will update the disclosure on the fair value methodology and specific assumptions used, including the fair value of the common stock underlying the 17.6 million Class B options granted in the Revised Draft Registration Statement in the next submission.

In response to the Staff’s comments, the Company has also revised the disclosure on page F-44 of the Revised Draft Registration Statement.

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31.

Please provide us with a breakdown of any additional awards granted since January 2020 including the fair value of the underlying stock used to value such awards. To the extent there was any significant fluctuations in the fair values, please describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.

The Company respectfully advises the Staff that there were additional awards granted on May 29, 2020 which consist of 1) 5,667,164 share options that were granted to an employee of the Company and 2) 235,169 ISUs that were granted to certain employees of the Company. The Company has revised the disclosure on page F-45 of the Revised Draft Registration Statement. The Company acknowledges the Staff’s request to provide the fair value of the underlying stock used to value such awards as well as the factors that contributed to any significant fluctuations in the fair values, and will supplementally provide the requested information to the Staff in the Revised Draft Registration Statement in the next submission.

General

32.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications as defined in Rule 405 under the Securities Act, that it, or anyone authorized to do so on its behalf, presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of such communications.

*     *     *

If you have any questions regarding the Revised Draft Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or +86 18610495593 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ David T. Zhang

David Zhang

Enclosure

c.c.	Jing Ju, Chief Executive Officer

Dongning Wang, Chief Financial Officer

Michael Frederick Foust, Chairman of the Board

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

King Li, Partner, Ernst & Young Hua Ming LLP

Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP